Nanophase Technologies Corporation

1319 Marquette Drive

Romeoville, Illinois 60446

August 23, 2004

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0408

RE:	Nanophase Technologies Corporation

Application for Withdrawal Pursuant to Rule 477

Registration Statement on Form S-3 (SEC File No. 333-112130)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Act”) Nanophase Technologies Corporation, a Delaware corporation, (the “Registrant”) hereby applies for withdrawal of the registration statement on Form S-3 (File No. 333-112130) together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2004 and was amended April 1, 2004.

The Registrant has determined to request withdrawal because of unfavorable market conditions and the determination by its Board of Directors that the sale of the securities covered by the Registration Statement at this time would not be in the best interests of its stockholders. The Registration Statement has not been declared effective by the Commission, and none of the securities covered by the Registration Statement have been sold.

Accordingly, the Registrant respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable. The Registrant also requests in accordance with Rule 457(p) promulgated under the Act that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited for future use to the Registrant’s account. Please fax a copy of the order to the Registrant’s outside counsel at the address below. The Registrant also advises the Commission that it may, in the future, undertake private offerings of securities in reliance on Rule 155(c) of the Act.

If you have any questions regarding the foregoing application for withdrawal please contact Jess Jankowski, the Registrant’s Chief Financial Officer at (630) 771-6702 or Donald Figliulo of Wildman, Harrold, Allen & Dixon LLP, outside counsel to the Registrant, at (312) 201-2000 (phone) and (312) 201-2555 (facsimile).

Nanophase Technologies Corporation

By:	/S/ JESS JANKOWSKI
Jess Jankowski, Chief Financial Officer

cc:	Ms. Dorine Miller (Securities and Exchange Commission—via facsimile)